SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
(Amendment No.                                         )1
AVAGO TECHNOLOGIES LIMITED
(Name of Issuer)
ORDINARY SHARES, NO PAR VALUE
(Title of Class of Securities)
Y0486S104
(CUSIP Number)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO.	Y0486S104	Page	2	of	8 Pages

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Geyser Investment Pte Ltd (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,153,155**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		13,153,155**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,153,155**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

*	SEE INSTRUCTIONS BEFORE FILING OUT!
**	The number of shares and percent of class represent holdings as of December 31, 2009. On February 2, 2010, the reporting persons participated in a secondary offering of the issuer’s ordinary shares, in which Geyser Investment Pte Ltd sold 1,750,583 ordinary shares of the issuer.

CUSIP NO.	Y0486S104	Page	3	of	8 Pages

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GIC Special Investments Pte Ltd (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,153,155**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		13,153,155**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,153,155**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.6%

12	TYPE OF REPORTING PERSON*

	OO

*	SEE INSTRUCTIONS BEFORE FILING OUT!
**	The number of shares and percent of class represent holdings as of December 31, 2009. On February 2, 2010, the reporting persons participated in a secondary offering of the issuer’s ordinary shares, in which Geyser Investment Pte Ltd sold 1,750,583 ordinary shares of the issuer.

CUSIP NO.	Y0486S104	Page	4	of	8 Pages

1	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Government of Singapore Investment Corporation Pte Ltd (None)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,153,155**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		13,153,155**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,153,155**

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.6%

12	TYPE OF REPORTING PERSON*

	OO

*	SEE INSTRUCTIONS BEFORE FILING OUT!
**	The number of shares and percent of class represent holdings as of December 31, 2009. On February 2, 2010, the reporting persons participated in a secondary offering of the issuer’s ordinary shares, in which Geyser Investment Pte Ltd sold 1,750,583 ordinary shares of the issuer.

Item 1(a). Name of Issuer
               AVAGO TECHNOLOGIES LIMITED
Item 1(b). Address of Issuers’ Principal Executive Offices
               1 Yishun Avenue 7
               Singapore UO 768923
Item 2(a). Name of Person Filing

I	Geyser Investment Pte Ltd

II	GIC Special Investments Pte Ltd

III	Government of Singapore Investment Corporation Pte Ltd
Item 2(b). Address of Principal Business Office

I,II, & III	168 Robinson Road #37-01 Capital Tower Singapore 068912
Item 2(c). Citizenship

I, II, & III	Singapore
Item 2(d). Title of Class of Securities
               Ordinary Shares, no par value
Item 2(e). CUSIP Number
               Y0486S104
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a
               N.A.
If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4. Ownership
As of December 31, 2009, Geyser Investment Pte Ltd (“Geyser”), the direct owner of 13,153,1552 Ordinary Shares (5.6% of the class) of the issuer (the “Securities”), shared the power to vote and the power to dispose of the Securities with GIC Special Investments Pte Ltd and the Government of Singapore Investment Corporation Pte Ltd. Voting and investment decisions relating to these securities are made by the GIC Special Investments Pte Ltd investment committee, which is currently comprised of eight members: Teh Kok Peng, Ng Kin Sze, Ang Eng Seng, Kunna Chinniah, Tay Lim Hock, Eugene Wong, John Tang and Mayukh Mitter. The investment committee acts by majority vote and no member may act individually to vote or sell these securities. Beneficial ownership of the Securities is disclaimed by the investment committee and its members. Geyser, GIC Special Investments Pte Ltd and the Government of Singapore Investment Corporation Pte Ltd each disclaim membership in a group.
Geyser, Seletar Investments Pte Ltd, Bali Investments S.a.r.l., certain affiliates of Kohlberg Kravis Roberts & Co. and certain affiliates of Silver Lake Partners are parties to a shareholders agreement with respect to certain Ordinary Shares of the issuer (including the Securities), solely as a result of which each such person may be deemed to be a member of a group with respect to the Ordinary Shares of the issuer held directly or indirectly by such persons. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Ordinary Shares of the issuer, except to the extent of its pecuniary interest therein.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
Item 6. Ownership of More than Five Percent on Behalf of Another Person
               N.A.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
               N.A.
Item 8. Identification and Classification of Members of the Group
               N.A.

[2]	The number of Securities represents holdings as of December 31, 2009. On February 2, 2010, the reporting persons participated in a secondary offering of the issuer’s ordinary shares, in which Geyser Investment Pte Ltd sold 1,750,583 ordinary shares of the issuer.

Item 9. Notice of Dissolution of Group
               N.A.
Item 10. Certification
               N.A.
Material to be Filed as Exhibits
               N.A.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010	Geyser Investment Pte Ltd
Date

	By:	/s/ Maverick Wong
Maverick Wong Authorized Signatory

GIC Special Investments Pte Ltd

	By:	/s/ Ng Kin Sze
Ng Kin Sze Managing Director

Government of Singapore Investment Corporation Pte Ltd

	By:	/s/ Ng Kin Sze	/s/ Teh Kok Peng

		Ng Kin Sze Managing Director	Teh Kok Peng President of GICSI